December 9, 2013

VIA EDGAR

Loan Lauren P. Nguyen, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  New Media Investment Group Inc.

Form 10-12B

File No. 001-36097

Dear Ms. Nguyen:

New Media Investment Group Inc. (the “Company”) hereby respectfully submits an application to withdraw the Company’s Registration Statement on Form 10 (File No. 001-36097) filed on September 27, 2013, as amended by the Company’s Amendment No. 1 to the Registration Statement on Form 10 filed on November 8, 2013 (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement, which has not been declared effective, because the Company has determined to register the securities of the Company to which the Registration Statement relates on a registration statement on Form S-1 under the Securities Act of 1933, as amended. The Company confirms that no securities have been sold pursuant to the Registration Statement. The Company filed a registration statement on Form S-1 in response to the Staff’s most recent comments on the Registration Statement on December 9, 2013.

Please do not hesitate to contact me at (212) 479-1522 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

By:	/s/ Cameron D. MacDougall
Name:	Cameron D. MacDougall
Title:	Secretary

cc:	Ms. Ada D. Sarmento

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006